Exhibit 99.1

NEWS RELEASE
Corporate	Investors
MFC Industrial Ltd.	Cameron Associates
Rene Randall	Kevin McGrath
1 (604) 683 8286 ex 224	1 (212) 245 4577
rrandall@bmgmt.com	kevin@cameronassoc.com

MFC INDUSTRIAL LTD. ANNOUNCES ADOPTION OF ADVANCE NOTICE POLICY

NEW YORK (November 18, 2013) . . . MFC Industrial Ltd. ("MFC" or the "Company") (NYSE: MIL) announces that, effective as of the date hereof, its board of directors (the "Board") has adopted an advance notice policy (the "Policy") to provide shareholders, directors and management of the Company with a clear framework for nominating directors.

The Policy, among other things, fixes a deadline by which director nominations must be submitted to the Company prior to any meeting of shareholders and sets forth the information that must be included in the notice to MFC in order for a nominee to be eligible for election. No person will be eligible for election as a director of MFC unless nominated in accordance with the Policy.

In the case of an annual meeting, notice to MFC must be given not less than 30 nor more than 65 days prior to the date of such meeting; provided that if the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of such meeting was made, notice may be given no later than the close of business on the 10th day following such announcement. For the upcoming annual general meeting of shareholders scheduled for December 27, 2013 (the "Meeting"), the deadline for any shareholder desiring to nominate a person for election to the Board is November 25, 2013.

In the case of a special meeting called for the purpose of electing directors that is not also an annual meeting, notice to the Company must be made no later than the close of business on the 15th day following the day on which the first public announcement of the date of such special meeting was made.

The Policy will be placed before shareholders of MFC for approval at the Meeting.

The full text of the Policy will be available under MFC's profile on SEDAR at www.sedar.com.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities related to the integrated combination of commodities and resources interests. We also provide logistics, financial and risk management services to producers and consumers of commodities. To obtain further information on the Company, please visit our website at: http://www.mfcindustrial.com.